Mail Stop 4561

January 16, 2009

By U.S. Mail and Facsimile to (254) 761-2957.

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, TX 76712

>   **Re: FirstCity Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Form 10-K/A filed July 31, 2008**
>   **Form 10-Q for Fiscal Period Ended September 30, 2008**
>   **File No. 033-19694**

Dear Mr. Baker:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

1.   We note that you do not present operating income and expenses separately from your non-operating income and expenses. Please tell us:

- Whether you separately track costs related to each separately presented revenue line item;

- Your basis for characterizing interest income and other income as "Revenues";

- Your basis for not separately presenting operating and non-operating income and expenses; and

- To the extent you believe that separate presentation of operating and non-operating expenses is not meaningful given the nature of your operations, please tell us how you determined that your current income statement presentation is the most meaningful presentation for investors.

Refer to Rule 5-01 and 5-03 of Regulation S-X and SAB Topic 11K.

Consolidated Statements of Cash Flows, page 51

2.   Given the nature of your portfolio assets, please tell us how you concluded that the cash flows related to your purchases and proceeds applied to principle on your portfolio assets should be presented within the operating section of your statement of cash flows. Refer to paragraphs 16 and 17 of SFAS 95.

3.   Please tell us the nature of the line item "Income from Portfolio Assets".

1. Summary of Significant Accounting Policies

(e) Portfolio Assets, page 55

4.   We note that you apply SOP 03-3 on a pooled basis to certain of your purchased loans. Please revise to disclose how these loans met the criteria in paragraph .12 of SOP 03-3 to qualify for aggregation.

 (f) Loans Receivable, page 58

5.   Please revise to disclose the balance of loans by major loan type. Refer to Item III.A of Industry Guide 3 and SAB Topic 11K.

6.   Please revise to clarify whether you review all loans individually to determine impairment subsequent to purchase or whether you determine impairment on a pooled basis. Please revise to disclose how you group loans for impairment analysis on a pooled basis and how you determine whether a loan should be individually reviewed for impairment under SFAS 114. Please provide these disclosures both for portfolio assets as well as other loans and receivables.

(i) Servicing Assets and Revenue Recognition on Service Fees, page 59

7.   Please revise to disclose how your policy of recording servicing assets based on relative fair value complies with paragraph 10(a) of SFAS 140 and reconcile this disclosure to your statement on page 105 that servicing assets are initially recorded at fair value on the date of sale.

8.   Please revise to disclose how you concluded that no servicing asset should be recorded for the loans you service for the acquisition partnerships and other third parties. Refer to paragraph 2(c) of SFAS 156.

3. Discontinued Operations, page 73

9.   We note that you account for your retained interests in a securitization transaction related to your discontinued operations using the guidance of SFAS 144. Please revise to disclose how you determine the fair value of this security and disclose how you concluded that this security was not within the scope of EITF 99-20 or SFAS 115. Tell us how you considered the guidance of paragraph 5 of SFAS 144.

6. Equity Investments, page 81

10.   Please clarify the nature of the incentive servicing fees you received in the sale of certain assets related to the restructure of your investments in Mexico. Clarify whether these fees relate to the servicing you perform for the Mexican Acquisition Partnerships and whether you recorded a servicing asset related to these fees.

11. Income Taxes, page 93

11.   We note that you have adjusted your valuation allowance for your deferred tax assets due to the expiration of NOL's. Please tell us and revise your future filings to explain what the remaining adjustment of the valuation allowance relates to and

J. Bryan Baker
FirstCity Financial Corporation
January 16, 2009
Page 4

> to identify the events or factors you considered when determining an adjustment
> was necessary.

12. Given the materiality of the weighted average life assumption to your discounted
    cash flow model used to determine the value of your SBA servicing asset, please
    revise to disclose how you determined that a range of 75 to 299 years was
    appropriate.

WAMCO Partnerships Combined Financial Statements
Combined Statements of Operations, page 112

13. We note that you do not present operating income and expenses separately from
    your non-operating income and expenses. Please tell us:

    - Whether you separately track costs related to each separately presented
      revenue line items;

    - Your basis for characterizing other income as "Revenues";

    - Your basis for not separately presenting operating and non-operating
      income and expenses; and

    - To the extent you believe that separate presentation of operating and non
      operating expenses is not meaningful given the nature of your operations,
      please tell us how you determined that your current income statement
      presentation is the most meaningful presentation for investors.

    Refer to Rule 5-01 and 5-03 of Regulation S-X and SAB Topic 11K.

Combined Statements of Cash Flows, page 114

14. Given the nature of your portfolio assets, please tell us how you concluded that
    the cash flows related to your purchases, advances and proceeds applied to
    principle on your portfolio assets should be presented within the operating section
    of your statement of cash flows. Refer to paragraphs 16 and 17 of SFAS 95.

15. Please tell us the nature of the line item "Income from Portfolio Assets".

2. Summary of Significant Accounting Policies

(a) Portfolio Assets, page 115

16.   We note that you apply SOP 03-3 on a pooled basis to certain of your purchased loans. Please revise to disclose how these loans met the criteria in paragraph .12 of SOP 03-3 to qualify for aggregation.

4. Portfolio Assets, page 127

17.   Please revise to provide the disclosures required by paragraphs .14-.16 of SOP 03-3.

6. Notes Payable, page 129

18.   Considering that payments that depend on proceeds from dispositions of and payments received on Portfolio Assets are not assured of occurring, please revise to disclose the contractual maturities of your long term debt in a gross manner.

Form 10-K/A filed July 31, 2008

Exhibit 99.1

General

19.   Please tell us when your investment in PRL Developpement met the reporting thresholds of Rule 3-09 of Regulation S-X. Please clarify which threshold was met and provide the results of the tests of significance in your response. If the tests of significance were met for any period prior to 2007, please revise to provide audit reports for each period for which the reporting thresholds were met.

20.   If the results of tests of significance set forth in Rule 3-09 of Regulation S-X related to PRL Developpement exceeded 30%, please revise these financial statements to provide a reconciliation of the financial statements to US GAAP.

21.   Please clarify to us why these financial statements are prepared in accordance with the provisions of CRC Regulation 99.02, and not IFRS.

22.   Please provide a description of how you reconciled the financial results of PRL Developpement to US GAAP for the purposes of recording the equity pick up of this investment in your audited financial statements.

Auditor's Special Report

23.	Please revise your filing to address the following related to the audit opinion. Refer to Rule 2-02 of Regulation S-X.

- Please provide an audit opinion that complies with each requirement set forth in paragraph .08 of AU Section 508. Please specifically identify the accounting standards used in the preparation and audit of the financial statements.

- Please include a statement that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Refer to paragraph 3 of AS 1, if applicable.

24.	The audit firm Caprogeg Audit is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Caprogeg Audit until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. Caprogeg Audit should inquire with the Office of the Chief Accountant (202-551-5300) and request the information needed to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Caprogeg Audit's plans to complete this process.

25.	Please clarify whether the audit firm Caprogeg Audit is registered with the PCAOB. If the firm is not registered, please tell us how you determined that registration was not required.

Form 10-Q for the period ended September 30, 2008
Notes to Consolidated Financial Statements
(5) Portfolio Assets, page 11

26.   We note that you discontinued the use of the revenue recognition model
        prescribed by SOP 03-3 for loans acquired related to the Mexico Acquisition
        Partnerships because the cash flows could not be reasonably predicted. Given
        this, please expand your disclosure to specifically discuss the methods used for
        determining impairment on these loans in light of these uncertainties.

(8) Servicing Assets – SBA Loans, page 21

27.   We note that you primarily rely on an undiscounted cash flow model to determine
        the fair value of your servicing assets. Please tell us how you determined that use
        of undiscounted cash flows is an appropriate model to determine the fair value of
        your servicing asset. Additionally, please tell us why you believe the change
        from a discounted cash flow model to an undiscounted cash flow model was
        appropriate.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

·   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Branch Chief